Brown Advisory Funds
901 South Bond Street, Suite 400
Baltimore, Maryland 21231

June 21, 2012

VIA EDGAR TRANSMISSION

Ms. Kimberly Browning
U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington D.C.  20549

Re:	Brown Advisory Funds (the “Trust”)
File Nos.: 333-181202 and 811-22708

Dear Ms. Browning:

We are responding to the comment letter from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “SEC”) dated June 6, 2012, with respect to the initial registration statement on Form N-1A filed by the Trust on behalf of the Trust’s initial series, Brown Advisory Winslow Sustainability Fund and Brown Advisory Tax Exempt Bond Fund (each a “Fund” and collectively the “Funds”).  We have addressed all of the Staff’s comments relating to the Funds as indicated below.  We have applied all comments made with respect to one Fund to similar disclosure of the other Fund where appropriate.  Capitalized terms have the same meaning as in the initial registration statement and the Staff’s letter.  For your convenience, your comments and headings have been reproduced with responses following each comment.

Prospectus

General

1.           Staff Comment: Please explain the significance of “Winslow” in the name of the Sustainability Fund.  The prospectus discloses that Winslow Management Company joined Brown Advisory in 2009, yet there is no other reference to its existence as a separate entity or under contract with either Fund.

Response: Winslow Management Company was acquired in 2009 by Brown Advisory Management, LLC, parent of Brown Advisory, LLC, the investment adviser to the Funds (the “Adviser”).  Winslow Management Company was merged into an affiliated entity in 2011, which was in turn merged into the investment adviser to the Funds in 2012.  Since 2009, the Adviser has continued to implement the investment strategies previously utilized by Winslow Management Company, which focus on an environmentally sensitive investment process and which are consistent with the Winslow Sustainability Fund’s investment strategy.  The founder of Winslow Management Company, Jackson Robinson, is currently an employee of the Adviser and he is a member of the research team that works with and supports the Portfolio Managers, as disclosed on Page 28 of the Prospectus.  Accordingly, the Adviser considers it reasonable and appropriate to reference the Winslow name in the name of the Fund as a branding element reflective of the legacy of Winslow Management Company because when the Adviser acquired Winslow Management Company it undertook to continue to implement the environmentally oriented investment strategies that are identified with the Winslow firm.

Fees and Expenses

2.           Staff Comment: Please revise the “Fee Waiver and/or Expense Reimbursement” line item to indicate that it is a subtraction or reduction of the “Total Annual Fund operating Expenses After Fee Waiver and/or Expense Reimbursement” line item (e.g., insert the word “less” or a minus sign).

Response: The Trust will insert a minus sign.

3.           Staff Comment: The second footnote to the fee table is ambiguous regarding whether the board can terminate or amend the waiver agreement prior to October 31, 2014, and does not disclose any possibility of recoupment by the adviser.  Under the heading “Management – Other Service Providers/Fund Expenses,” however, the prospectus discloses that payments made by the adviser are “subject to reimbursement” and that the Board may terminate the agreement at any time. Please reconcile and revise the disclosure accordingly.

Response: The second footnote to the fee table will be revised as follows (new language is underlined and deleted language has a ~~strike-through~~ for convenience), and the “Management – Other Service Providers” section will be similarly revised:

(2) The Adviser has contractually agreed to waive its fees and/or reimburse certain expenses (~~excluding taxes, interest, portfolio transaction expenses, acquired fund fees and expenses and extraordinary expenses~~ exclusive of any front-end or contingent deferred sales loads, taxes, leverage interest, brokerage commissions, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization and extraordinary expenses) in order to limit the Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reimbursement for Institutional Shares, Investor Shares and Advisor Shares to 1.00%, 1.15% and 1.35%, respectively, of the Fund’s average daily net assets through October 31, 2014.  The Fund may have Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reimbursement higher than these expense caps as a result any acquired fund fees and expenses or other expenses that are excluded from the calculation.  The contractual waivers and expense reimbursements may be changed or eliminated at any time ~~after October 31, 2014~~ by the Board of Trustees, on behalf of the Fund, upon 60 days written notice to the Adviser.  The contractual waivers and expense reimbursements may not be terminated by the Adviser ~~with~~ without the consent of the Board of Trustees.  The Adviser may recoup any waived amount from the Fund pursuant to this agreement if such reimbursement does not cause the Fund to exceed existing expense limitations and the reimbursement is made within three years after the year in which the Adviser incurred the expense.

4.           Staff Comment: Given that the net expense ratio of each Fund is equal to the respective expense ceilings, it appears that neither Fund is expected to incur any expense excluded by the agreement, such as interest.  Please confirm in your response letter that the Funds do not anticipate incurring any expenses excluded by the agreement. Also, file the agreement as an exhibit to the registration statement.

Response: The Trust confirms that the Winslow Sustainability Fund is not expected to incur any expenses excluded by the agreement and, as indicated in the fee table, the Tax Exempt Bond Fund is expected to incur 0.01% in acquired fund fees and expenses (“AFFEs”), which are excluded from the agreement.  The Trust notes that it has updated the list of excluded expenses discussed in the footnote to more closely track the language in the agreement and that the footnote explains that such excluded expenses can cause the Fund to exceed the caps, as reflected in the response to Comment 3 above.  The Trust also confirms that it will file the Operating Expense Limitation Agreement as an exhibit to the registration statement.

5.           Staff Comment: As noted below, the prospectus and Statement of Additional Information (“SAI”) suggest that the Funds may invest in other investment companies, including mutual funds, ETFs and closed-end funds, only to the extent permitted by the Investment Company Act of 1940 (“1940 Act”), yet the fee table does not include a line item for Acquired Fund Fees and Expenses (“AFFE”).  Please confirm in your response letter that the Funds anticipate AFFE to be less than one basis point, and that any expected amount of AFFE will be included under “Other Expenses,” or revise the fee table and footnotes accordingly.

Response: As noted above in response to Comment 4, the Winslow Sustainability Fund is not expected to incur any AFFEs and the Tax Exempt Bond Fund is expected to incur 0.01% in AFFEs.

6.           Staff Comment: For each Fund, it appears that all principal investment strategies and risks are not summarized in their respective Item 4 summary sections as required by Form N-1A. For example, Private Placement Risk is identified in the prospectus as a principal risk of each Fund, but corresponding Item 4 strategy disclosure is not included.  Will the Tax Exempt Fund invest in private placements? In addition, the disclosure identified portfolio turnover as a principal risk of the Sustainability Fund, but there is no discussion of portfolio turnover in the Fund’s Item 4 strategy summary.  Further, the disclosure under “Table of Investment Terms” and “Principal Risks” for this Fund identified strategies and risks that are not disclosed in the summary (e.g. mortgage and asset-based securities, privately issued securities, non-investment-grade securities, and small companies).  Moreover, the Tax Exempt Fund discloses that it will invest, as a principal strategy, in private activity bonds, yet the principal risk section does not summarize the risks of this investment.  The principal risks section identifies insurance or guarantees of municipal securities as a principal risk, yet the strategy disclose omits and discussion of the Tax Exempt Fund investing in securities insured or guaranteed by a third party.  For each Fund, please reconcile and revise the principal risks with the principal strategies disclosure and confirm to the staff in your response letter that all principal investment strategies and risks are summarized in Item 4 as required by Form N-1A.

Response: The Trust confirms that the Principal Investment Strategies and Principal Risks sections will be internally consistent.  In particular, the Trust has reviewed the examples noted above as well as the other comments provided in the Staff’s letter, and has updated the disclosures accordingly.

7.           Staff Comment: Further, the “Table of Investment Terms” at the back of the prospectus defines an “equity security” to include an equity interest in an ETF.  Also, the SAI discloses that Funds may invest up to the extent permitted by the 1940 Act in other investment companies. Is investing in ETFs, or other investment companies, a principal strategy of the Funds? If yes, the summary and prospectus need to be revised accordingly.

Response: The Trust has revised the definition of equity security by removing the reference to ETFs.  The Trust confirms that investing in ETFs is not a principal investment strategy of the Funds.  However, the Tax Exempt Bond Fund anticipates investing principally in money market funds.  As a result, the Tax Exempt Bond Fund will include additional disclosure in the “Principal Investment Strategies” as provided below in response to Comment 10 below and in the “Principal Risks” as follows:

Summary – Principal Risks

• Investments in Other Investment Companies Risk. Shareholders of the Fund will indirectly be subject to the fees and expenses of the other investment companies in which the Fund invests. In addition, shareholders will be exposed to the investment risks associated with investments in the other investment companies.

Item 9 – Additional Risks

Investments in Other Investment Companies Risk.  Investments in other investment companies may involve duplication of certain fees and expenses. By investing in other investment companies, a Fund becomes a shareholder of that company. As a result, Fund shareholders indirectly bear their proportionate share of the other investment company’s fees and expenses which are paid by the Fund as a shareholder of the other investment company. These fees and expenses are in addition to the fees and expenses that Fund shareholders directly bear in connection with the Fund’s own operations. If the other investment company fails to achieve its investment objective, the Fund’s investment in the other investment company may adversely affect the Fund’s performance.

8.           Staff Comment: The summary for the Sustainability Fund identifies investing in companies located in emerging markets as a principal strategy and risk, even though it may not invest more than 15 percent of its assets in foreign securities. Please confirm that investing in companies located in emerging markets is a principal strategy and risk for the Fund.

Response: The Trust confirms that the Sustainability Fund is expected to invest in emerging markets as a principal strategy towards achieving its investment objective.

9.           Staff Comment: With respect to investing in American Depository Receipts, please disclose the specific types (i.e., sponsored and/or unsponsored), and all principal risks.

Response: The Trust has revised the strategies to specify that the Fund may invest in unsponsored and sponsored ADRs and will revise the risk factor for ADRs as follows (changes are underlined for your convenience):

●           American Depositary Receipts (“ADRs”) Risk.  ADRs may be subject to some of the same risks as direct investment in foreign companies, which includes international trade, currency, political, regulatory and diplomatic risks. In a sponsored ADR arrangement, the foreign issuer assumes the obligation to pay some or all of the depositary’s transaction fees.  Under an unsponsored ADR arrangement, the foreign issuer assumes no obligations and the depositary’s transaction fees are paid directly by the ADR holders.  Because unsponsored ADR arrangements are organized independently and without the cooperation of the issuer of the underlying securities, available information concerning the foreign issuer may not be as current as for sponsored ADRs and voting rights with respect to the deposited securities are not passed through.

10.           Staff Comment: The summary for the Tax Exempt Fund discloses that it will invest in municipal “securities.” Please summarize the types of municipal securities in which the Fund will invest as a principal strategy, as well as any principal risks. Also, the summary section states that the Fund will invest in a municipal security that “falls within the credit guidelines set for the Fund.” Please disclose these “credit guidelines” or minimum creditworthiness for investments by the Fund.

Response: With respect to the Staff’s comment relating to the types of municipal securities in which the Fund will invest as a principal investment strategy, the second paragraph in the “Principal Investment Strategies” for the Tax Exempt Bond Fund is revised as follows (new language is underlined and deleted language has a ~~strike-through~~ for convenience):

Under normal conditions, Brown Advisory, LLC (the “Adviser”) seeks to achieve the Fund’s investment objective by investing in municipal securities issued by states, U.S. territories, and possessions, U.S. Government securities, general obligation securities and revenue securities, including private activity bonds. Municipal securities include ~~municipal bonds, notes, and leases~~ state and local general obligation bonds, essential service revenue issues (principally, water and sewer, transportation, public power, combined utilities and public universities), pre-refunded bonds and municipal leases.  Municipal leases are securities that permit government issuers to acquire property and equipment without the security being subject to constitutional and statutory requirements for the issuance of long-term fixed income securities.  To enhance yield, the Fund may also invest in selective enterprise revenue and/or private activity issues, principally hospitals and senior living facilities.  The repayment of principal and interest on some of the municipal securities in which the Fund may invest may be guaranteed or insured by a monoline insurance company or other financial institution.  The Fund also may invest in other investment companies, principally money market funds.

In connection with the changes above and Comment 12 below, the “Municipal Securities Risk” has been revised as follows (changes are underlined for your convenience):

• Municipal Securities Risk.  Changes in economic, business or political conditions relating to a particular state, or states, or type of projects may have a disproportionate impact on the Fund.  Municipalities continue to experience difficulties in the current economic and political environment.  National governmental actions, such as the elimination of tax-exempt status, also could affect performance. In addition, a municipality or municipal project that relies directly or indirectly on national governmental funding mechanisms may be negatively affected by the national government’s current budgetary constraints.  Municipal obligations that the Fund may acquire include municipal lease obligations, which are issued by a state or local government or authority to acquire land and a wide variety of equipment and facilities.  If the funds are not appropriated for the following year’s lease payments, then the lease may terminate, with the possibility of default on the lease obligation and significant loss to the Fund. The repayment of principal and interest on some of the municipal securities in which the Fund may invest may be guaranteed or insured by a monoline insurance company or other financial institution.  If a company insuring municipal securities in which the Fund invests experiences financial difficulties, the credit rating and price of the security may deteriorate.  The credit and quality of private activity bonds are usually related to the credit of the corporate user of the facilities and therefore such bonds are subject to the risks of the corporate user.  The Fund may invest more heavily in bonds from certain cities, states or regions than others, which may increase the Fund’s exposure to losses resulting from economic, political, or regulatory occurrences impacting these particular cities, states or regions.

With respect to the Staff’s comment relating to the credit guidelines and Comment 11 below, the third paragraph in the “Principal Investment Strategies” for the Tax Exempt Bond Fund is revised as follows (changes are underlined for your convenience):

The Adviser determines which securities to purchase by first evaluating whether a security falls within the credit guidelines set for the Fund by reviewing the ratings given by Standard & Poor’s (“S&P”) and Moody’s Investor Services, Inc. (“Moody’s”).  Under the credit guidelines, the Fund will invest at least 80% percent of the its total assets in investment grade municipal debt securities, as rated by independent rating agencies when purchased, or if unrated, determined by the Adviser to be of comparable quality. The credit guidelines provide that the Fund may also invest up to 20% of its total assets in securities rated below investment grade by an independent rating agency or, if not rated, determined to be of equivalent quality by the Adviser. Some securities that are rated below investment grade by independent rating agencies are commonly referred to as “junk bonds.”  Such lower rated securities and other municipal securities may become illiquid due to events relating to the issuer of the securities, market events, economic conditions or investor perceptions.  If independent rating agencies assign different ratings to the same security, the Fund will use the higher rating for purposes of determining the security’s credit quality.

The Adviser then determines the appropriate maturity date and coupon choice after analyzing the current and targeted portfolio structure, and whether or not the issue is fairly priced.  Generally, the average weighted maturity of the Fund’s portfolio securities will be between 4 and 10 years.

11.           Staff Comment: Liquidity Risk is summarized as a principal risk of the Tax Exempt Fund.  Please disclose the “certain” securities in which it may invest that are subject to liquidity and valuation risks. Please revise the strategy section if necessary.

Response: As noted in the response to Comment 10 above, lower rated securities and other municipal securities may become illiquid.

12.           Staff Comment: The “Municipal Securities Risk” summary does not disclose the current austerity measures employed by many issuers of tax exempt securities and the risks associated with reduced revenue. Please revise the disclosure accordingly.

Response: The Trust has revised the “Municipal Securities Risk” to address current austerity measures and the risks associated with such measures, as reflected in the response to Comment 10.

Principal Investment Risks

13.           Staff Comment: The prospectus discloses that an investment in a Fund is not an insured deposit. Will the Funds be sold through financial institutions with guaranteed or insured accounts?

Response: The Trust confirms that the Funds will be sold through financial institutions with guaranteed or insured accounts and therefore, consistent with Item 4(b)(1)(iii) of Form N-1A, the subject disclosure is appropriately presented.

Additional Information about the Funds’ Principal Investment Strategies Sustainability Fund

14.           Staff Comment: Please disclose all the principal equity securities in which the Fund will invest. Also, disclose the principal characteristics of the equity securities in which the Fund will invest. For example, please disclose the principal differences between common and preferred stock. Please disclose how the adviser will analyze investing in preferred stock and common stock.

Response: The third paragraph of this section is revised as follows (new language is underlined and deleted language has a ~~strike-through~~ for convenience):

Equity securities in which the Fund principally invests ~~include~~ are common stocks~~, preferred stocks and convertible debt securities~~. Common stocks are equity securities that represent a proportionate share of the ownership of a company; their value is generally based on the success of the company’s business, any income paid to stockholders, the value of its assets and general market conditions.

15.           Staff Comment: Please clarify, in plain English, the meaning of “a record of admirable environmental behavior” and give the source of that clarification, (e.g., the adviser, an independent third party source, etc.). Also list the “other sources” the adviser uses to “identify companies that meet the Fund’s definitions for environmental sustainability … within the “relevant market(s).”

Response: The disclosures referencing “a record of admirable environmental behavior” and “other sources” have been deleted.

Tax Exempt Fund

16.           Staff Comment: Please disclose more precisely how the adviser will analyze the tax exempt securities in which the Fund will invest.

Response: The Trust has revised the Fund’s “Principal Investment Strategies” by adding the following paragraph after the third paragraph:

In determining the municipal securities in which the Fund may invest, the Adviser will use a process for researching securities for purchase that is based on extensive credit research and involves due diligence on each issuer, state, municipality and sector relating to a municipal security.

17.           Staff Comment: The prospectus discloses that the Fund may invest up to 20% of its assets in securities subject to AMT. Please clarify whether the Fund will invest in fully taxable securities.

Response: The Trust has clarified the disclosure to note that the Fund may invest up to 20% of its assets in securities that, in addition to being subject to AMT, are taxable.  In particular, the Trust has revised the Fund’s “Principal Investment Strategies” by revising the third sentence in the first paragraph as follows (changes are underlined for your convenience):

The Fund may invest up to 20% of its assets in securities that may subject shareholders to Federal income tax, including the AMT.

18.           Staff Comment: Please disclose the limitations, if any, on the amount of assets the Fund may invest in the securities of issuers located in any one state. Also, please disclose the limitations, if any, on the amount the Fund may invest in securities backed by a source of revenue, such as toll roads or hospital bonds. To the extent the Fund proposes to invest more than 25% of its assets in the securities of issuers located in any one state, or in bonds backed by a single source of revenue, the prospectus should be revised, as well as, the concentration policy for the Fund.

Response: The Trust has revised the Fund’s “Principal Investment Strategies” by adding the following disclosure as the last sentence of the first paragraph:

The Fund may also invest more than 25% of its total assets in municipal bonds that are related in such a way that an economic, business or political development or change affecting one such security could also affect the other securities (for example, securities whose issuers are located in the same state).

In addition, the Trust has revised the “Municipal Securities Risk” to include such corresponding risk disclosure, as noted above in response to Comment 10.

19.           Staff Comment: If the Fund may invest in “private placements,” please describe this type of transaction as it applies to municipal securities. For example, will the Funds invest in municipal securities which are directly placed with one placement agent? Please also disclose the risks associated with investing in municipal securities not sold through a public underwriting.

Response: The Trust confirms that the Fund will not principally invest in private placements.  As a result, all references to the private placements with respect to the Fund have been removed.

Management – Other Service providers / Fund Expenses

20.           Staff Comment: The prospectus has two tables that list the advisory fees charged by each Fund. Is the duplication necessary?

Response: The Trust will delete the duplicate disclosure on page 27 of the prospectus.

Choosing a Share Class

21.           Staff Comment: Please disclose the services provided by the financial institutions and the adviser under the Shareholder Service Plan. Please disclose in the prospectus or SAI that shareholder servicing fees may be increased without shareholder approval.

Response: The following additional disclosure regarding the services that are provided under the Shareholder Service Plan has been included (new language is underlined for convenience):

The Trust has also adopted a Shareholder Service Plan under which the Brown Advisory Winslow Sustainability Fund and Brown Advisory Tax Exempt Bond Fund may pay a fee of up to 0.15% and 0.05%, respectively, for shareholder services provided to the Funds’ Investor Shares and Advisor Shares by financial institutions, including the Adviser.  The types of services for which entities may be compensated under the terms of the Shareholder Service Plan include various types of shareholder administrative support services such as assisting shareholders with their fund accounts and records, their fund purchase and redemption orders and other similar types of non-distribution related services involving the administrative servicing of shareholder accounts.  These shareholder servicing fees may be increased without shareholder approval.

22.           Staff Comment: The disclosure under this heading discusses how to sell shares. Please revise the heading accordingly.

Response: The Trust will make the requested change.

Fair Value Pricing, Account Transaction Policies

23.           Staff Comment: Please disclose what entity determines fair value (e.g., the adviser and/or pricing service). Also, disclose that the entity determining fair value will do so under procedures adopted by, and under the supervision of, the Board.

Response: The following additional disclosure in response to the Staff’s comment has been included following the second sentence under the heading “Fair Value Pricing:”

Under the procedures adopted by the Board, the Board may delegate fair value determinations to the Adviser or third-party pricing services, subject to the supervision of the Board.

Right to Reject Purchases

24.           Staff Comment: Please disclose the maximum amount of time the Funds will take to reject or cancel a purchase order (e.g., within 24 hours of receiving the shareholder’s order).

Response: The Trust has revised the disclosure as follows (new language is underlined and deleted language has a ~~strike-through~~ for convenience):

Right to Reject Purchases.  Each Fund reserves the right to restrict, reject, or cancel within one business day, without any prior notice, any purchase ~~in whole or part.  We may cease taking purchase orders for a Fund at any time when we believe~~ order, including transactions that ~~it is~~, in the ~~best interest~~ judgment of ~~our current~~ the Adviser, represent excessive trading, may be disruptive to the management of a Fund’s portfolio, may increase a Fund’s transaction costs, administrative costs or taxes, and those that may otherwise be detrimental to the interests of the Funds and their shareholders. The purpose of such action is to limit increased Fund expenses incurred when certain investors buy and sell shares of a Fund for the short-term when the markets are highly volatile. Each Fund’s right to cancel or revoke such purchase orders would be limited to within one business day following receipt by the Fund of such purchase orders.

Redemption In-Kind

25.           Staff Comment: Please disclose the types of securities the Funds will use to pay redemption proceeds (i.e., liquid and/or illiquid securities). If the Funds will distribute illiquid securities to pay redemptions, please disclose all related risks (e.g., a shareholder may never be able to sell the illiquid security that he receives).

Response: The Trust will revise this section as shown below (changes are underlined for your convenience):

Redemption In-Kind.  Each Fund generally pays redemption proceeds in cash.However, the Funds reserve the right to pay redemption proceeds to you by a distribution of liquid securities from a Fund’s portfolio (a “redemption in-kind”).  It is not expected that a Fund would do so except during unusual market conditions.  If a Fund pays your redemption proceeds by a distribution of liquid securities, you could incur brokerage or other charges in subsequently converting the securities to cash and will bear any market risks associated with such securities until they are converted into cash.  A redemption in-kind is treated as a taxable transaction and a sale of the redeemed shares, generally resulting in capital gain or loss to you, subject to certain loss limitation rules.

Statement of Additional information

Investment Policies and Risks

26.           Staff Comment: Please revise this section to distinguish principal investment strategies and risk from non-principal investment strategies and risks (e.g., insert headings to differentiate them). Also, confirm in your response letter that all of the Funds’ non-principal investment strategies and risks are described in the SAI in compliance with Item 16(b).

Response:  The Trust confirms that all of the non-principal investment strategies and risks of the Funds are described in the SAI in compliance with Item 16(b) of Form N-1A.  The Trust has revised the Funds’ “Investment Policies and Risks” section of the SAI by adding the following paragraph immediately following the section heading:

Each Fund’s principal investment strategies and the risks associated with the same are described in the “Summary Section,” “Additional Information about the Funds’ Principal Investment Strategies” and “Principal Risks” sections of the Prospectus. The following discussion provides additional information about those principal investment strategies and related risks, as well as information about investment strategies (and related risks) that a Fund may utilize, even though they are not considered to be “principal” investment strategies. Accordingly, an investment strategy (and related risk) that is described below, but which is not described in a Fund’s Prospectus, should not be considered to be a principal strategy (or related risk) applicable to that Fund.

Options and Futures

27.           Staff Comment: The SAI discloses that the Funds have no current intention of investing in options or futures except for hedging or “equitizing cash.” Please define and clarify the meaning of that phrase and disclose the limits, if any, on the amount each Fund may invest in derivatives, including options and future.

Response: The Trust confirms that the Funds will not invest in options or futures for “equitizing cash” and therefore such references are removed.  Each Fund may invest up to 5% of its assets in options and futures for bona fide hedging purposes, as  result the Trust revises the relevant disclosure as follows (changes are underlined and deleted language has a ~~strike-through~~ for your convenience):

Currently, the Funds do not have any intention of investing in options or futures ~~for purposes~~, but may invest up to 5% of its assets in options and futures for bona fide hedging purposes. ~~other than for hedging or equitizing cash~~.

Investment Company Securities

28.           Staff Comment: Please disclose the investment objectives of the investment companies in which the Funds will invest. For example, will the Funds invest in other investment companies in lieu of investing directly in the types of securities suggested by each Fund’s name?

Response: The Trust confirms that the Funds will not invest in other investment companies in lieu of investing directly in the types of securities suggested by each Fund’s name.  The Funds intend to invest in money market mutual funds for cash management purposes.

29.           Staff Comment: The SAI references the “certain exceptions” to the percentage limitations disclosed. Will either Fund avail itself of these exceptions, such as Section 12(d)(1)(F) or Rule 12d3-1? If so, the SAI should be revised accordingly. Also, as discussed above, please clarify whether these investment constitute a principal strategy for each Fund.

Response: As noted in the response to Comment 28 above, the Funds intend to invest in money market mutual funds.  As a result, the Funds will rely on only Section 12(d)(1)(A) and Rule 12d1-1 regarding investments in money market mutual funds.  Because the SAI disclosure states this, no additional disclosure is necessary.  Please see the existing disclosure below:

With certain exceptions, such provisions generally permit the Funds to invest up to 5% of their assets in another investment company, up to 10% of their assets in investment companies generally and hold up to 3% of the shares of another investment company. The Funds’ investment in money market mutual funds, are not subject to the percentage limitations set forth above.

U.S. Government Securities

30.           Staff Comment: The SAI discloses that “[e]ach Fund, to the extent permitted by the Prospectus, may invest in U.S. Government Securities.” The prospectus for the Funds does not, however, appear to discuss any limitations on the investments by either Fund in U.S. Government Securities. Please revise the prospectus, SAI, or both, accordingly.

Response: The SAI will be revised to remove the reference to a limitation in the prospectus.

Privately Issued Mortgage-Backed Securities

31.           Staff Comment: The SAI discloses that the Tax Exempt Fund may invest in privately issued mortgage-backed securities. Please disclose who issues these securities. Are they municipal securities subject to AMT, or fully taxable?

Response: This will confirm that the Funds will not invest in privately issued mortgage-backed securities.  The Trust will remove references to such investments accordingly in the SAI.

Stripped Mortgage-Backed Securities

32.           Staff Comment: The Tax Exempt Fund may invest in stripped mortgage-backed securities. Please disclose the different aspects and risks of IOs and POs. please disclose why the Tax Exempt Fund, with an investment objective of high “current” income, will invest in POs. Also, disclose who issue the stripped mortgage-backed securities in which the Fund will invest.

Response: This will confirm that the Funds will not invest in stripped mortgage-backed securities.  The Trust will remove references to such investments accordingly in the SAI.

Collateralized Mortgage Obligations

33.           Staff Comment: Please clarify that CMOs backed by GNMA, FHLMC or FNMA securities are privately issued, are not considered U.S. Government Securities, and are subject to the risks of privately-issued securities.

Response: This will confirm that the Funds will not invest in CMOs.  The Trust will remove references to such investments accordingly in the SAI.

Illiquid and Restricted Securities

34.           Staff Comment: With respect to the 15% threshold for investing in illiquid securities, please disclose each Fund’s obligation to maintain this ceiling should it be exceeded. For example, disclose that the Board will take prompt actions to reduce the amount of illiquid holdings back to 15%.

Response:  The Trust will revise the disclosure by adding the following sentence to the end of the first paragraph in the “Illiquid and Restricted Securities” section:

If securities that were liquid at the time of purchase subsequently become illiquid and result in a Fund holding illiquid securities in excess of 15% of its net assets, the Fund will no longer purchase additional illiquid securities and may reduce its holdings of illiquid securities in an orderly manner, but it is not required to dispose of illiquid holdings immediately if it is not in the interest of the Fund.

Leverage Transactions – General

35.           Staff Comment: The SAI discloses that each Fund “may” use leverage to increase returns. Please revise the disclosure to state that each Fund has no current intent to use leverage, or disclose how, and the extent to which, each Fund may leverage. Please revise the prospectus if leverage constitutes a principal investment strategy or involves a principal risk.

Response:  The Trust will revise the disclosure by adding the following statement as the second sentence under the section “Leverage Transaction” sub-heading “General”:

Each Fund does not currently intend to use leverage in excess of 5% of its total assets.

36.           Staff Comment: The SAI discloses that the Sustainability Fund may, “for other than temporary or emergency purposes,” borrow up to 1/3 of its assets. How much may the Fund borrow for emergency purposes?

Response:  The Trust will revise the disclosure to note that each Fund also is authorized to borrow up to 331/3% of its assets for temporary or emergency purposes.

37.           Staff Comment: Please revise this section to clarify whether each Fund may engage in reverse repurchase agreements as a means of borrowing and leverage. Please disclose the maximum percentage of assets each Fund may invest (borrow) in reverse repurchase agreements.

Response:  The Trust will revise the disclosure to note that each Fund is authorized to engage in reverse repurchase agreements up to 5% of the value of the Fund’s total assets.

Senior Securities

38.           Staff Comment: Please revise the phrase “within 3 days” to “within 3 days, excluding holidays and Sundays.” See Section 18(f)(1) of the Investment Company Act.

Response:  The Trust will make the requested change.

Securities Lending

39.           Staff Comment: The SAI discloses that the Sustainability Fund may lend up to one-third of its assets to brokers, dealers and other financial institutions. The investment objective of the Sustainability Fund is “to seek capital appreciation.” Please disclose whether Sustainability Fund will lend portfolio securities. Does it have an unarticulated secondary investment objective of income?

Response:  To the extent that the Sustainability Fund engages in securities lending, it will not do so in order to seek income as a secondary objective.  To the extent that the Sustainability Fund realizes income from any securities lending activities, it is anticipated that the income generated would be used primarily to offset various operating expenses of the Fund and that it would not result in a material amount of additional income for the Fund.  Accordingly, seeking capital appreciation remains the sole investment objective of the Fund.

40.           Staff Comment: The SAI also discloses that the board will terminate a loan and reacquire the right to vote a security subject to a loan “if a material event adversely affecting the investment occurs.” Will the Fund unwind a loan in the event of a material vote? Please clarify and revise the prospectus accordingly.

Response:  This will confirm that the Funds would unwind a security loan in the event that the subject security was the subject of a material vote while on loan.  Because the SAI disclosure states this, no additional disclosure is necessary.

Repurchase Agreements

41.           Staff Comment: How much may each Fund lend through repurchase agreements?

Response:  This will confirm that each Fund may lend up to 5% of its total assets through repurchase agreements.

Fundamental Limitations

42.           Staff Comment: It is a position of the staff of the Commission that concentration occurs when 25 percent or more of a fund’s total assets are invested in an industry or group of industries. Accordingly, please revise the second fundamental limitation to state that the Sustainability Fund will not invest more than 25 percent or more of its total assets in an industry or group of industries. As discussed above, please revise the concentration policy for the Tax Exempt Fund if it proposes to invest 25 percent or more of its assets in any one state, or in securities backed by the revenues of a project.

Response:  The Trust believes that the current concentration policy is consistent with the Division of Investment Management’s guidance as published in Release No. IC-9785, which provides that “[i]n the Division’s view, the statement of policy required by Section 8(b)(1)(E) of the [1940] Act as to concentration of investment in an industry or group of industries is not applicable to investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.” (Emphasis added.)   Release No. IC-9785 further provides under the sub-section of the Release entitled “Risk Disclosures” that “[n]otwithstanding the above, it is in the Division’s view that when a substantial amount of a tax-exempt bond fund…investing in tax-exempt bonds are invested in securities which are related in such a way that an economic, business, or political development or change affecting one such security would likewise affect the other securities, appropriate [risk] disclosure is necessary.”  As noted above with respect to Comment 18, additional risk disclosure has been added.

Non-Fundamental Limitations

43.           Staff Comment: If applicable, please add a non-fundamental investment limitation that discloses the total amount of assets each Fund may pledge as security for indebtedness. We note that any such amount should not exceed one-third of a Fund’s total assets.  See Section 18 of the Investment Company Act. See also, Salomon Brothers, pub. Avail. (May 4, 1975).

Response:  The Trust will revise the disclosure by adding the following statement following the first sentence under the section “Leverage Transaction” sub-heading “Senior Securities”:

In accordance with Section 18, a Fund will not mortgage, pledge or hypothecate its assets in an amount exceeding 33 1/3% of the value of its total assets.

Information regarding Portfolio Managers-Other Accounts Under management

44.           Staff Comment: Please confirm in your response letter that this section describes the structure of, and the method used to determine, any compensation received by the portfolio managers with respect to their management of any other accounts besides the Funds. See Instruction 3 to paragraph (b) of Item 20 of Form N-1A. These revisions should disclose the form of compensation paid to the portfolio managers, including salary, bonus, deferred compensation etc. (e.g., cash or some other type of compensation (e.g., stock options)) received for management of the Funds, as well as any other accounts.

Response:  The Trust confirms that the disclosure accurately describes the compensation structure for the Funds’ portfolio managers.

Portfolio Holdings

45.           Staff Comment: Please clarify the current ongoing arrangements the Funds have with their service providers, or others, under which nonpublic information about the Funds’ portfolio securities is made available in real-time on a daily basis. In particular, please disclose all such relationships and provide a comprehensive list of those service providers and other entities. See paragraph (f)(1)(v) of Item 16 of Form N-1A. The SAI states that the adviser has adopted its own policies for disclosing portfolio holdings. Please disclose that these policies of the adviser are in compliance with those of the board and are used by the adviser in furtherance of the board’s policies and procedures. If the adviser provides information to certain entities on a continuous daily basis, please disclose this.

Response:  The Trust confirms that a comprehensive list of all service providers which receive information about the Fund’s portfolio securities is currently provided in the fifth paragraph of this section.

The following sentences will be added to the first paragraph of this section:

The Adviser has also adopted a policy with respect to disclosure of portfolio holdings of each Fund (the “Adviser’s Policy”). The Adviser’s Policy is consistent with the Trust’s portfolio holdings disclosure policy and is used in furtherance of the Trust’s policy.

46.           Staff Comment: Please disclose what type of confidentiality agreements apply (e.g., contractual) to the entities who may receive non-public portfolio information on an ad-hoc basis (e.g., rating and ranking organizations), as well as to those with which the Funds have ongoing disclosure arrangements (e.g., the adviser). The disclosure should explain that recipients of the non-public portfolio holdings information also have a duty not to trade on that confidential information. In addition, where there is no contractual obligation of confidentiality, disclose that the board will determine that the other conditions of confidentiality adequately safeguard the Funds and their shareholders against improper disclosure of the Funds’ portfolio holdings. In the alternative, disclose the risks of relying on non-contractual obligations of confidentiality.

Response: The Trust will add the following language to this section:

Service providers are subject to a duty of confidentiality pursuant to contract, applicable policies and procedures, or professional code and may not disclose non-public portfolio holdings information unless specifically authorized. In some cases, a service provider may be required to execute a non-disclosure agreement. Non-disclosure agreements include the following provisions:

● The recipient agrees to keep confidential any portfolio holdings information received.
● The recipient agrees not to trade on the non-public information received
● The recipient agrees to refresh its representation as to confidentiality and abstention from trading upon request from the Adviser.

Portfolio holdings disclosure may also be made pursuant to prior written approval by the CCO. Prior to approving any such disclosure, the CCO will ensure that procedures, processes and agreements are in place to provide reasonable assurance that the portfolio holdings information will only be used in accordance with the objectives of the Disclosure Policies.

Closing

Staff Comment: We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response:  The Trust responds by acknowledging that information submitted may generate further Staff comments.

* * * * *

The Trust has authorized me to convey to you that the Trust acknowledges the following:

1.	The Trust and the Funds are responsible for the adequacy and accuracy of the disclosure in the filings;
2.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
3.
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust and the Funds from full responsibility for the adequacy and accuracy of the disclosure in the filings; and

4.	The Trust and the Funds may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

I trust that the above responses and revisions adequately address your comments.  We will contact you to determine if you have any further questions or comments.  If not, we will file an amended Form N-1A to reflect the changes made to the registration statement as a result of your comments and request effectiveness.  If you have any additional questions or require further information, please contact Patrick Turley at (202) 261-3364 or me at (414) 765-5366.

Very truly yours,

BROWN ADVISORY FUNDS

/s/ Edward Paz
Edward Paz
Secretary

cc:           Tyler Mills, Brown Advisory Funds
Patrick W.D. Turley, Dechert LLP